Exhibit 6.7

COYUCHI.

May 15, 2018

Sejal Solanki
301 Rhode Island St. #B3
San Francisco, CA 94103

Dear Sejal:

Coyuchi, Inc. ("Coyuchi" or the "Company") is pleased to present you the following offer of employment, subject to the terms and conditions of this offer letter ("Offer Letter"). This Offer Letter summarizes and confirms the details of our offer for you to join Coyuchi, in the position of VP, E-Commerce and Marketing, commencing on June 18, 2018 ("Start Date") and reporting to Eileen Mockus, CEO, in the Company's San Francisco office at 1400 Tennessee Street SF, CA. In this position, you will play a key role in overseeing our E-Commerce channel and associated Marketing as part of Coyuchi's leadership team. Coyuchi reserves the right to change your position, reporting structure, duties and work location as the Company deems appropriate.

Orientation Information: On your Start Date, you should report to our San Francisco office and report to Eileen Mockus. Your hiring manager will schedule your new employee orientation meeting within three days of your Start Date with Gina Rango. Typically, this position requires you to be present at the San Francisco office during normal working hours.

Here are the specific details of our offer:

TriNet HR Corporation: This Offer Letter and accompanying enclosure summarize important details of matters pertaining to your employment. Our benefits, payroll, and other human resource management services are provided through TriNet HR Corporation, a professional employer organization. As a result of Coyuchi's arrangement with TriNet, TriNet will be considered your employer of record for these purposes, and your managers here at Coyuchi will be responsible for directing your work, reviewing your performance, setting your schedule, and otherwise supervising you at Coyuchi.

Base Compensation; Discretionary Bonus: Your compensation will be $19,166.67 per month which equates to $230,000 annually, less payroll deductions and required taxes and withholdings, and will be paid in bi-weekly installments in accordance with the Company's normal payroll procedures. You may be eligible for a potential bonus of up to thirty percent (30%) of your annualized base salary, contingent upon the completion of certain corporate and personal goals, at the Company's sole discretion. If a bonus is given in the first year of employment, it will be pro-rated based upon your Start Date. To be eligible, you also must be actively employed with the Company at the time of any bonus payout. This is an exempt position and you generally are expected to work

during the core hours of 8:30 to 5:30, Monday through Friday as well as those extended hours necessary to get the job done.

Based on your Start Date of June 18, 2018, your first opportunity for a review of your compensation will be March, 2019.

Subject to the approval of the Board of Directors and your execution of the Company's form of notice of grant and stock option agreement, you will be awarded stock options under the Company's 2009 Stock Plan to purchase up to 354,752 (approximately 1.5% of the Company) shares of the common stock of the Company. The stock subject to this option agreement will vest over a 48-month period at the rate of 1/4 upon the completion of the first full year of continuous employment, and 1/48 per month thereafter. The price per share of this option agreement will be the fair market value of a share of common stock of the Company as of the date of grant as determined by the Board of Directors.

Benefits: Coyuchi, through TriNet, offers a full range of benefits for you and your qualified dependents as outlined in the attached Summary of Benefits. A presentation of our benefits program will be given to you during your first week of employment. Information about these benefits is included with this Offer Letter, and additional information is available on-line discussing the Terms and Conditions Agreement ("TCA") which each new employee must accept in order to access TriNet's on-line self-service portal, HR Passport®.

You will also be eligible for enrollment in the Company-sponsored 401(k) Profit Sharing Plan upon both completion of your initial minimum service requirement (three (3) months) and at the first available entry date of the plan (January 1, April 1, July 1 or October 1). The Company may modify compensation and benefits as it deems appropriate.

Severance: If your employment is terminated by the Company without Cause (as defined below), then, subject to compliance with all of the provisions hereof (including the referenced separation agreement and release of claims ("Separation Agreement")), you will receive a lump sum payment (less applicable tax withholdings) equal to six (6) weeks of your base compensation, as is in effect at the time of your termination, to be paid in accordance with the terms of the Separation Agreement. If your employment is terminated by you for any reason or your employment is terminated for Cause by the Company, then you will not be eligible for any severance benefits hereunder.

The receipt of any severance will be subject to you signing and not revoking a Separation Agreement in a form acceptable to the Company. No severance will be paid or provided until after the Separation Agreement becomes effective.

For purposes of this Offer Letter, "Cause" will mean: (i) your gross negligence or willful misconduct in the performance of your duties for the Company where such gross negligence or willful misconduct has resulted or is likely to result in substantial and

COYUCHI.

material damage to the Company or its subsidiaries; (ii) your repeated unexcused absences from the Company; (iii) you engaging in an act of misconduct that the Company reasonably believes has had or will have a material adverse effect on the Company's reputation or business; (iv) you committing any act of fraud with respect to the Company or misappropriating property belonging to the Company; (v) your conviction of, or plea of no contest to, a felony or any crime involving moral turpitude; or (vi) your material breach of this Offer Letter or the Proprietary Information Agreement (as defined below).

This offer of employment is contingent upon you fulfilling each of the following terms:

Acknowledgement of Company Employee Handbook and Confidentiality Agreement: As a Coyuchi employee, you are required to follow its rules, regulations, policies and procedures as stated in the Employee Handbook and as otherwise communicated to you from time to time. Therefore, you will be asked to acknowledge in writing that you have read the Coyuchi Employee Handbook and sign and comply with the attached Employee Confidential Information and Assignment of Inventions Agreement (the "Proprietary Information Agreement") which prohibits, among other things, the unauthorized use or disclosure of Coyuchi's confidential and proprietary information. In order to retain necessary flexibility in the administration of its policies and procedures, Coyuchi reserves the right to change or revise it policies and procedures at any time.

In your work for Coyuchi, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. You will be expected to use only that information which is generally known and used by persons with training and experience comparable to your own, which is common knowledge in the industry or otherwise legally in the public domain or which is otherwise provided or developed by Coyuchi. By accepting this offer of employment and signing this Offer Letter, you acknowledge that you will be able to perform those duties within these guidelines. You also agree that you will not bring onto Coyuchi's premises or use in your work for Coyuchi any confidential documents or property belonging to any former employer or other person to whom you have an obligation of confidentiality.

Required Documentation: To comply with the government-mandated confirmation of employment eligibility, please review the enclosed I-9 Acceptable Documents List as approved by the United States Department of Justice for establishing identity and employment eligibility. Please bring the required I-9 documents with you on your Start Date; your failure to timely submit proof of your employment eligibility will postpone your Start Date or result in revocation of this offer or termination of your employment. Also enclosed are additional new hire forms that you should complete and bring with you on your Start Date.

At Will Employment: While we look forward to a productive and enjoyable work relationship, please understand that your employment is on an at-will basis. That

COYUCHI.

means that you or the Company may terminate your employment at any time, with or without cause and with or without prior notice. This at-will status cannot be modified except in a written document signed by you and the CEO of Coyuchi.

In addition, this offer of employment is contingent upon the successful completion by the Company of a satisfactory reference and background check. Your failure to successfully comply with either of these requirements also will postpone your Start Date or result in revocation of this offer or termination of your employment.

This Offer Letter, together with your Proprietary Information Agreement and TCA, forms the complete and exclusive agreement of your employment with Coyuchi. It supersedes any other agreements or promises made to you by anyone, whether oral or written. Changes to the terms of this Offer Letter require a written modification signed by an authorized employee of Coyuchi.

If you wish to accept employment at Coyuchi under the terms described above, please sign and date this Offer Letter and the Proprietary Information Agreement, and return them to the Company by May 18, 2018. If initially submitted electronically, as soon as possible please return the signed hard copy originals as well. Please retain copies for your records.

Sejal, we are excited that you are joining Coyuchi's team and feel that you have a great deal to contribute. If you have any questions, please feel free to call Eileen at 415-236-1461.

Sincerely,

Eileen Mockus

Eileen Mockus
CEO

I understand and accept the terms of this employment Offer Letter.

____
Sejal Solanki

5/15/18
Date

cc: HR
Karen Harvey

COYUCHI®

Enclosures: Employee Confidential Information and Assignment of Inventions Agreement
Application for Employment
Terms and Conditions Agreement